VIA EDGAR

February 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Jenn Do

               Kevin Kuhar

               Alan Campbell

               Chris Edwards

Re:     Landos Biopharma, Inc.

  Registration Statement on Form S-1 (as amended) (File No. 333-252083)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Landos Biopharma, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 3, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGES FOLLOW]

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Joint Head of U.S. Biotech

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos
Title: Managing Director

As Representatives of the several Underwriters.

[Signature Page to Acceleration Request (Underwriters)]